March 14, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:       DOR BioPharma, Inc.
            Withdrawal of PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT on FORM SB-2

            SEC File No. 333-133975

Ladies and Gentlemen:

            In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, DOR BioPharma, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests the immediate withdrawal of the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (SEC File No. 333-133975) filed on March 12, 2007.

            The Registrant is making this request because the Registrant inadvertently filed a Form SB-2/A pre-effective amendment filing when it should have filed a POS AM post-effective amendment.  The Registrant filed on March 13, 2007 the appropriate Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 as a POS AM post-effective amendment.

            We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (786) 425-3848.

Respectfully submitted,
DOR BIOPHARMA, INC.

By:	/s/ James Clavijo
James Clavijo
Treasurer and Secretary